August 10, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Bennett, Vanessa Robertson, Jason Drory, and Laura Crotty

Re:	Curative Biotechnology, Inc.
Registration Statement on Form S-1
Filed August 1, 2022
File No. 333-264339

Ladies and Gentlemen:

On behalf of Curative Biotechnology, Inc. (“Curative” or “Company”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 8, 2022 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Curative has also revised the Registration Statement in an Amendment No. 5 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Curative’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment No. 4 to Registration Statement on Form S-1 filed August 1, 2022

Prospectus Summary, page 1

1.	We note your disclosure here that “[t]he share and per share information in this prospectus do not reflect a contemplated reverse split of the outstanding Common Stock at a ratio contemplated to be not less than 1-for-2 and not more than 1-for-10,000 to occur concurrently with or before this offering.” However, we note your disclosure on page 4 where you state, “[u]nless otherwise noted and other than in our financial statements in this registration statement and the notes thereto, the share and pricing information related to the offering included in this prospectus reflects the anticipated reverse stock split of the outstanding Common Stock of the Company at an assumed 1-for-275 ratio, which split will occur concurrently with the pricing of the offering.” Please correct this inconsistency or otherwise advise.

Response: Curative has revised the disclosure as requested on pages 1, 4, and throughout the Amendment.

2.	We note your disclosure that the common stock outstanding immediately after the offering will be, “4,898,189 shares, including the conversion of Series C Preferred Stock into 890,885 shares of Common Stock) (or 4,037,475 shares, if the underwriter exercises its over-allotment option in full).” However, your bulleted disclosure of the assumptions at the bottom of page 6 states that it does include the “[a]pproximately 890,885 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock.” Please correct this apparent inconsistency or otherwise advise. In addition, we note that you state the shares outstanding immediately after the offering will be less if the underwriter exercises its over-allotment option in full. Please correct this disclosure or otherwise advise.

Response: Curative has corrected the error on page 6 and further revised its disclosure to clarify and conform with the Amendment.

Our internal control over financial reporting does not currently meet all of the standards contemplated by Section 404..., page 28

3.	Please revise to identify the material weakness that you reference in the last sentence of the risk factor.

Response: Curative has revised its disclosure on page 28 to better identify the material weakness.

Dilution, page 31

4.	You disclose that the reverse stock split will be effected immediately prior to the closing of your offering. Please confirm that although it may be effected prior to closing, it will not be effected prior to effectiveness of your registration statement. Otherwise, revise the financial statements in your filing to retroactively present the split consistent with the guidance in SAB 4C, have your auditors dual date their report for the impact of the split, and revise your information outside the financial statements to reflect all information on a post-split basis.

Response: Curative has revised its disclosure on page 31 as requested to confirm that the reverse stock split will not be effected prior to the effectiveness of the registration statement.

General

5.	We note your disclosure throughout the registration statement that you “have applied to have our Common Stock and the warrants offered pursuant to this prospectus listed on the NYSE American.” However, on page 57 you state that you “do not intend to apply to list the Warrants on any securities exchange or automated quotation system.” Please correct this inconsistency or otherwise advise.

Response: Curative has revised its disclosure on page 57 to correct the inconsistency.

* * *

August 10, 2022

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (818) 597-7552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Raul Silvestre
Raul Silvestre
Silvestre Law Group, P.C.